UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SONENDO, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

835431 107

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 835431 107

1.	NAMES OF REPORTING PERSONS Olav Bergheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 90,410
	6.	SHARED VOTING POWER 2,021,915
	7.	SOLE DISPOSITIVE POWER 90,410
	8.	SHARED DISPOSITIVE POWER 2,021,915
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,325
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on 49,974,281 shares outstanding as of December 31, 2022.

Item 1(a).	Name of Issuer:

Sonendo, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26061 Merit Circle, Suite 102

Laguna Hills, CA 92653

Item 2(a).	Name of Person filing.

Olav Bergheim

Item 2(b).	Address or principal business office or, if none, residence:

26061 Merit Circle, Suite 102

Laguna Hills, CA 92653

Item 2(c).	Citizenship:

United States and Norway

Item 2(d).	Title of class of securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP No.:

835431 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Mr. Bergheim may be deemed the beneficial owner of 2,112,325 shares, which amount consists of: (i) 90,410 shares held by Mr. Bergheim directly, (ii) 1,096,373 shares held by Fjordinvest LLC, (iii) 691,628 shares held by Fjord Capital Partners I, LP, (iv) 142,544 shares held by Micro LLC, (v) 66,464 shares held by Fjord Ventures LLC, and (vi) 24,906 shares held by PENSCO Trust Company Custodian FBO Olav Bergheim IRA.

The general partner of Fjord Capital Partners I, LP is Fjord Venture Partners I, LLC. Olav Bergheim is the manager of Fjord Venture Partners I, LLC and Fjordinvest LLC, the president of Fjord Ventures LLC and Micro LLC, and the chief executive officer of Fjord Venture Partners I, LLC . As a result, Mr. Bergheim may be deemed to share beneficial ownership of the shares of our common stock held of record by these entities.

(b)	Percent of Class

4.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

90,410 shares

(ii)	Shared power to vote or to direct the vote:

2,021,915 shares

(iii)	Sole power to dispose or to direct the disposition of:

90,410 shares

(iv)	Shared power to dispose or to direct the disposition of:

2,2,021,915 shares

Item 5.

Ownership of Five Percent or Less of a Class. [If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2023	/s/ Olav Bergheim
Olav Bergheim